EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2017	2016
	(unaudited)
Earnings:
Net income	$84,937	$92,858
Add:
Provision for income taxes	48,941	51,133
Fixed charges	87,646	77,750
Less:
Capitalized interest	(11,402)	(9,470)
Earnings as adjusted (A)	$210,122	$212,271
Fixed charges:
Interest expense	$76,055	$68,121
Capitalized interest	11,402	9,470
Interest factors of rents (1)	189	159
Fixed charges as adjusted (B)	$87,646	$77,750
Ratio of earnings to fixed charges ((A) divided by (B))	2.40	2.73

(1)	Estimated to be 1/3 of rent expense.